BRITISH COLUMBIA

Number: C1267387

CERTIFICATE

OF

CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that BURCON NUTRASCIENCE CORPORATION, which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0048872, has continued into British Columbia from the Jurisdiction of YUKON, under the Business Corporations Act, with the name BURCON NUTRASCIENCE CORPORATION on September 25, 2020 at 03:50 PM Pacific Time.

Issued under my hand at Victoria, British Columbia

On September 25, 2020

CAROL PREST

Registrar of Companies

Province of British Columbia

Canada

ELECTRONIC CERTIFICATE